Exhibit 21.1

Willis Lease Finance Corporation

List of Subsidiaries

State or Jurisdiction
Subsidiary	of Incorporation
T-11 Inc.	California

Willis Engine Funding LLC	Delaware

WLFC (Ireland) Limited	Rep. of Ireland

WLFC-AC1, Inc.	Delaware

WLFC Funding (Ireland) Limited	Rep. of Ireland